SEC FORM 4

Subject to Section 16?

1. Name and Address of Reporting Person
      Name: Derkacht, Gregory D.
   Address: 2441 South 191 Circle Omaha, NE 68130

2. Issuer Name and Ticker or Trading Symbol
   Issuer Name: Transaction Systems Architects, Inc.
   Ticker/Trading Symbol: TSAI

3. I.R.S. Identification Number of Reporting Person, in an entity:


4. Statement for Month/Year: 03/13/2003

5. If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person(s) to Issuer:
   If Officer, please specify title:
   If Other, please specify: Director, CEO and President

7. Individual or Joint/Group Filing: Individual


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security: Class A Common Stock

2. Transaction Date (Month/Day/Year): 03/13/2003

3. Transaction Code: P
   Transaction Code V:

4. Securities Acquired (A) or Disposed (D) of, AMOUNT: A, 6.00
   Securities Acquired (A) or Disposed (D):
   Securities Acquired or Disposed of, PRICE:

5. Amount of Securities Beneficially Owned at the end of the month: 4,000


6. Ownership Form: Direct (D) or Indirect (I): D


7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Derivative Security:

2. Conversion or Exercise Price of Derivative Security:

3. Transaction Date (Month/Day/Year):

4. Transaction Code:
   Transaction Code V:

5. Number of Derivative Securities Acquired (A):
   Number of Derivative Securities Disposed of (D):

6. Date Exercisable (Month/Day/Year):
   Expiration Date (Month/Day/Year):

7. Title of Underlying Securities:
   Amount or Number of Shares of Underlying Securities:

8. Price of Derivative Security:

9. Number of Derivative Securities Beneficially Owned at End of Month:


10. Ownership Form of Derivative Securities Beneficially Owned at End of Month:


11. Nature of Indirect Beneficial Ownership:


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